INTERCHANGE CORPORATION
One Technology Drive, Building G
Irvine, California 92618
Telephone: (949) 784-0800
December 6, 2005
VIA EDGAR AND FAX
Ms. Elaine Wolff
Branch Chief, Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Interchange Corporation Registration Statement on Form S-3 filed on November 1, 2005
Dear Ms. Wolff:
     On behalf of Interchange Corporation (the “Company”), attached is the Company’s response to your comment in your letter of November 18, 2005, regarding the Company’s Registration Statement on Form S-3 (File No. 333-129359) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2005. For your convenience, the italicized comment has been reproduced below from your letter in its entirety. As you are aware, since receiving your comment letter the Company has amended the Registration Statement; Amendment No. 1 to the Registration Statement filed by the Company today includes the Company’s response to the comment contained in your letter.
We note that you are registering 447,067 shares of common stock issuable upon the achievement of “certain future business performance criteria.” Because these shares have not been issued, and their issuance is apparently contingent in nature, it appears premature to register them at this time. Please revise to remove them from the registration statement, or advise us why you believe it is appropriate to register these shares at this time.

RESPONSE:

The Company has removed the 447,067 shares of common stock issuable upon the achievement of “certain future business performance criteria” from the Registration Statement. Also, please note that the Company has removed an additional 7,300 shares from the Registration Statement to correct a miscalculation.
     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Once you have had time to review our response to your comment, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call our counsel, Derek D. Dundas of Latham & Watkins LLP at (714) 540-1235, to discuss our response. Written correspondence may be directed to David Katzoff at Interchange Corporation, One Technology Drive, Building G, Irvine, California 92618, fax no. (949) 784-0880, with a copy of any such written correspondence sent to Mr. Dundas at Latham & Watkins LLP, 650 Town Center Drive 20th Floor, Costa Mesa, California 92626, fax no. (714) 755-8290.

Very truly yours, Interchange Corporation
By:	/s/ Heath B. Clarke
	Name:	Heath B. Clarke
	Title:	Chief Executive Officer

cc:	Derek D. Dundas, Esq.